ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Description of Business

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“U.S.”). The Company also has mineral interests in Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the U.S. on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating one mine, Briggs, and using the cash flows from this mine to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced gold production in May 2009.

Development efforts in 2012 are principally focused on the underground mine at Pinson where the Company expects to commence production by year-end 2012. Pinson is located near Winnemucca, in Humboldt County, Nevada. Continuing development is planned in 2012 at Reward, a permitted mine site near Beatty, Nevada, for which the Company expects to complete construction in 2013. Additional development is planned in 2012 at Pinson on a feasibility study for an adjacent open pit mine and at Columbia on a feasibility study.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally include completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012; completion of top soil placement; and the ongoing monitoring and treatment of water.

The following discussion and analysis of the financial position and results of operations for the Company is current through May 11, 2012 (the “Report Date”), and should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the quarter ended March 31, 2012 (“First Quarter 2012”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for certain disclosures that are made in Canadian dollars (“CAD” or “C$”), as noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2011 and 2010 and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Highlights for First Quarter 2012:

•	Atna generated net income of $1.9 million, $0.02 per basic share, in First Quarter 2012. Income before income tax was $2.9 million. As of quarter-end, cash and cash equivalents were $12.3 million.
•	The Briggs mine sold 9,367 ounces of gold in First Quarter 2012, a 43 percent increase over First Quarter 2011 results, to produce $15.8 million in gross revenue, a 72 percent increase over First Quarter 2011 gross revenue. The average selling price per ounce of gold was $1,683 in First Quarter 2012 versus $1,398 in First Quarter 2011.
•	Briggs produced $6.3 million in positive operating cash flow and $4.9 million of income before tax in the First Quarter 2012.
•	Development of the underground mine at Pinson progressed in the First Quarter 2012 with $3.5 million spent on capital development, hiring of key staff, mobilizing the mining contractor, establishing surface support, and rehabilitating existing underground workings. 1,500 tons of ore were mined to be used for a bulk sample in testing by third-party processing facilities. As of May 11, 2012, approximately 35 percent of the secondary access has been completed.
•	Drilling commenced at Pinson to acquire metallurgical samples for use in a feasibility study of an open pit mine adjacent to the underground mine.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

•	The State of Montana approved the final topsoil capping of the Kendall Mine leach pads and agreed on a plan to complete the environmental impact statement required for final closure.
•	In February 2012, the term of the C$20 million facility with Sprott Resource Lending Partnership ("Sprott") was extended, now due in three payments in 2013.

Outlook and Strategy

The Company expects the gold market to remain robust in 2012 and therefore plans to continue executing upon the strategy of developing new mines organically using the cash flow from existing mines. In 2012, the Company plans to develop the underground mine at Pinson and bring it into production, principally using the cash flows from Briggs. While the growth of positive cash flows and earnings is the principal objective of this strategy, the Company also expects to direct funding to exploration and development drilling to further expand its precious metals mineral resource base. The Company plans to produce and sell approximately 48,000 to 59,000 ounces of gold in 2012.

The Company’s key goals for 2012 are:

•	Maintain a high level of safety and environmental performance;
•	Optimize production and cash flow generation from Briggs;
•	Extend Briggs mine life through continued development drilling, mine planning, plant optimization, and permitting;
•	Staff and develop Pinson with the target of mining 36,500 ore tons, as allowed under current underground permits, to produce approximately 8,000 to 12,000 ounces of gold in 2012;
•	Submit permit applications in 2012 to expand production levels for underground mining at Pinson in 2013;
•	Commence a feasibility study to determine the economic potential of the open pit resource at Pinson;
•	Continue work on long-lead time, pre-construction and infrastructure requirements at Reward;
•	Conduct additional drilling at Reward, Columbia and Pinson to add additional resources;
•	Initiate feasibility study and the permitting process at Columbia;
•	Initiate an optimization study at Briggs to increase crushing plant capacity;
•	Ensure financing under favorable terms for project development, bonding, and other requirements; and
•	Gain additional analyst and market coverage for the Company.

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California. Briggs was initially constructed in 1995, closed in 2004, and recommenced commercial production in July of 2009. Through December 31, 2011, Briggs has produced over 623,000 ounces of gold. The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the principal conduit for gold mineralization, is the north to south trending Goldtooth fault.

Briggs produced $6.3 million in positive operating cash flow and $4.9 million of income before tax in the First Quarter 2012. The Briggs mine sold 9,367 ounces of gold in First Quarter 2012, a 43 percent increase over First Quarter 2011 results, to produce $15.8 million in gross revenue, a 72 percent increase over First Quarter 2011 gross revenue. The average selling price per ounce of gold was $1,683 in First Quarter 2012 versus $1,398 in First Quarter 2011. Estimated, recoverable, in-process gold inventory at Briggs increased in First Quarter 2012 by 1,010 ounces to 16,553 ounces.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Production details for Briggs for the five most recent quarters are shown in the following table:

	First	Fourth	Third	Second	First
Production Statistic	Quarter 2012	Quarter 2011	Quarter 2011	Quarter 2011	Quarter 2011
Waste tons	1,719,500	1,983,100	2,512,300	2,627,900	2,766,400
Ore tons	712,400	759,100	615,800	662,600	608,400
Total tons	2,431,900	2,742,200	3,128,100	3,290,500	3,374,800
Strip ratio (waste / ore)	2.4	2.6	4.1	4.0	4.5
Ore grade (oz/ton)	0.018	0.017	0.018	0.016	0.015
Contained gold ounces mined	12,500	12,900	11,000	10,700	8,900
Gold ounces produced in doré	9,400	8,400	9,400	7,700	6,700
Gold ounces sold	9,400	8,400	9,700	7,700	6,600
Recoverable gold ounces inventory	16,600	15,500	12,700	14,500	14,100
Cash cost of gold production ($/oz) including net capitalized stripping	$897	$941	$913	$908	$927

 Cash cost of production per ounce is a common gold mining industry measure not compliant with IFRS. Cash cost per ounce is calculated using the Gold Institute Standards and is estimated by subtracting depreciation, depletion, amortization, changes in gold inventory, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, mine-site depreciation, amortization, depletion, production stripping costs net of capitalization, and changes in inventory.

The following schedule details the calculation of cash cost of gold production per ounce for the first quarters of 2012 and 2011.

	Q1 2012	Q1 2011
Total cost of sales	$10,844,000	$7,436,900
Less - mining related depreciation and amortization	(2,224,000)	(1,400,300)
Difference between ounces produced and ounces sold	36,300	(7,800)
Less - silver by-product credits	(103,400)	(49,600)

Total cash cost of production	$8,552,900	$5,979,200

Ounces produced (absorbed on carbon)	9,530	6,450

Total cash cost per ounce	$897	$927

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Briggs’ production costs on a per-ton-mined and per-ton-processed basis are summarized below for the First Quarter 2012 and First Quarter 2011. Significant changes in cost are noted in the prior paragraph.

Briggs Average Operating Cost Per Ton

Function	Basis	Q1 2012	Q1 2011
Mining	$/ton of mined material, ore & waste	$1.45	$1.08

Mining	$/ton of ore crushed	$4.94	$6.24
Crushing	$/ton of ore crushed	$3.35	$2.53
Leach and Plant	$/ton of ore crushed	$1.41	$1.94
Site Gen. and Admin.	$/ton of ore crushed	$2.85	$2.60
Total Operating cost	$/ton of ore crushed	$12.55	$13.31

Briggs cash cost of production for the first quarter of 2012 was $897 per ounce, a 5 percent decrease over the fourth quarter 2011 average of $941 and a 3 percent decrease over the first quarter 2011 average of $927. Operating costs for the First Quarter 2012 were positively impacted by increased gold production, offset by increases in diesel fuel costs, severances, and a 12-day crusher outage. Diesel costs were lower than they otherwise would have been due to benefits derived from purchase contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below then current market prices.

Gold production in the First Quarter 2012 was marginally below target. This was primarily due to production downtime in the crushing plant and resulting below target placement of ore on the leach pads. Plant downtime was primarily due to stress and age related failures in plant components. The crushing plant has now crushed over 30 million tons of ore and a number of components in the plant have reached or exceeded their life expectancy. In 2011, the Company embarked on a program of sequentially rebuilding and replacing these components and that program is continuing. All of the plants tertiary crushers were either rebuilt or replaced in 2011. In early April, the primary jaw crusher was replaced. Additional component replacements are planned in the screening plant, grizzly feeders and in the stacking and conveying systems. In addition, the Company has increased its focus on preventative maintenance planning and has set a priority on replacement of dated components. The costs of these items are included in sustaining capital estimates. Additional focus is also being placed on providing additional training to plant operators and mechanics.

Briggs cash cost per ounce is expected to average between $825 and $875 for 2012. Cost reductions and productivity gains are expected from increased operator training, an improved maintenance program, and component replacements. Through the date of this report, additional fixed price contracts to purchase approximately 30 percent of Briggs 2012 diesel requirements have been secured at an average price of $3.24 per gallon.

Briggs additions to capital and development during First Quarter 2012 were $1.2 million. All planned project capital required under the existing mine plan has been spent. Sustaining capital expenditures in 2012 are expected to be between $2.5 million and $3.0 million in aggregate.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

DEVELOPMENT PROPERTIES

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about 10 miles north of the Golconda Exit from Interstate Highway 80. The property is located on the Getchell Gold Belt in north-central Nevada near where it intersects the north end of the Battle Mountain- Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician aged Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone.

In April 2009, Atna entered into a Mining Venture Agreement (the “MVA”) for Pinson with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, superseding a prior Exploration and Development Agreement. Under the MVA, Atna owned a 30 percent equity interest in the joint venture and PMC owned 70 percent. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011. In September 2011, Atna completed an Asset Purchase and Sale Agreement (“APSA”) with PMC to acquire PMC’s 70 percent interest in the Pinson. The MVA was terminated by the APSA. PMC retained a 10 percent, net profits royalty on production after the first 120,000 ounces of gold are sold.

Atna now controls four square miles of land containing the historic Pinson Mine and the related mineral resources. As part of this transaction Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities. This agreement is evergreen through the life of the Pinson underground project.

In February 2012, Gustavson Associates LLC, an independent engineering firm with Qualified Persons (as defined in NI 43-101), completed a resource estimation effort including all data available for Pinson including the work completed by PMC. This work includes both the resources potentially extractable by underground methods and potential open pit resources (Mag Pit and South Area). The results of this study were released on February 6, 2012 and are summarized in the resource tables later in this report.

Pinson has a “small-mine” operating permit allowing underground mining of 36,500 tons of ore per year. The Company began redevelopment of the mine based on this permit in the fourth quarter of 2011. The decision to commence work is not based on the results of a technical report, but is based on an analysis of the critical path required to commence production in 2012. An NI 43-101 Technical Report is being prepared to provide an estimate of mineral reserves, develop an initial life-of-mine operating plan and to develop initial operating cost estimates. This report is expected to be released in the first half of 2012. Once this study is completed, applications for additional permits to operate at increased rates will be prepared and filed with the State of Nevada. No Federal filing is required since the potential underground mining zones are located on private lands. New permits allowing increased levels of underground production are expected early in 2013.

Approximately $20 million in Pinson development costs have been budgeted for 2012. This budget is likely to be modified based on the results of the Technical Report. Pinson capital and development spending during First Quarter 2012 was $3.5 million.

The Company expects to mine up to 36,500 tons as allowed under current permits to produce 8,000 to 12,000 ounces of gold in 2012. This production is budgeted to occur primarily in the fourth quarter of 2012. Atna has retained a senior management team for Pinson and that team is actively managing development and operations.

Associated with the existing permits is approximately $1.9 million in reclamation bonding. Atna provided the State of Nevada with approximately $0.6 million of this bonding in 2011 and expects to provide the balance of approximately $1.3 million in the first half of 2012 when the State completes its review of the bonding requirement.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

An underground mining contractor was mobilized in the First Quarter 2012. Three operating crews are now working at the site. Development of the secondary access is now, as of the date of this report, over 25 percent complete. Rehabilitation of the lower ramp in the mine is underway which will enable development of the secondary access from both ends. Under Mine Safety and Health Administration (MSHA) regulations, commercial mining of ores may only be conducted once dual access has been established. Once this access work is completed, then ore mining areas can be established. It is anticipated that an underhand cut-and-fill mining method will be utilized due to poor rock competency in the ore zones. The company is in the process of mining a number of large-scale, bulk, oxidized ore samples. A contract for the processing of this bulk ore sample at the nearby Twin Creeks processing plant has been finalized with Newmont. Atna plans to ship this material in the first half of 2012 for test processing. Atna's goal at Pinson over the next few years is to develop a mine capable of producing 75,000 to 100,000 ounces of gold per annum at a competitive cost. It may take several years to achieve this target as this production level will require the development of numerous working faces in the mine.

Over 4,000 feet (1,200 meters) of underground workings have been excavated at Pinson. These workings are de-watered using an existing deep de-watering well. Three additional wells have been drilled and the Company has pumps and related equipment on hand to put two of these wells into operation. Water is currently being discharged into two existing rapid infiltration basins and a third basin has been permitted for construction. Water rights to allow the underground project to be de-watered at a rate required to support underground mining operations were granted in the year ended December 31, 2009. In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined sulfide ores. A second portal collar was also established for a planned secondary access to the underground workings.

The Pinson mine had previously operated as an open pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Since 2004, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. Re-evaluation of this potential in the currently robust gold market environment has resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that is believed to be amenable to open pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company is commencing a feasibility study to determine the economic potential of the open pit resource. While permits exist to commence underground development and mining, the potential open pit is currently unpermitted and will be subject to the full permitting process prior to the commencement of mining. Even though this is a brown-field site, this process may include the requirement to complete a full environmental impact study.

A metallurgical sample drilling program in the Mag open pit is underway. The 1,500 to 2,000-foot (460 to 610 meter) PQ core program will acquire six to eight samples for column leach testing of the potential open-pit, heap-leach gold resources in the Mag pit. Column leach testing will be the focus of the metallurgical work with attention to crush size optimization, gold recovery optimization, evaluation of reagent costs, and the evaluation of any recovery issues associated with carbon or gold encapsulation.

Reward Mine, Nevada

The Reward mining property (“Reward”) is located on approximately 2,214 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Atna holds eight placer claims and 14 unpatented lode claims under four mining leases, which expire in 2024 and 2025. Atna also owns 99 unpatented claims and six patented claims. The leases and patented claims carry a three percent Net Smelter Return Royalty (“NSR”). An NSR is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining, and smelting costs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

In March 2008, the Company completed a positive economic feasibility study for Reward. The feasibility study recommended development of a conventional open pit mining, ore crushing, and heap-leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation. This Technical Report is presently being prepared and is expected to be completed in the third quarter.

In October 2011, the Company completed a 15-hole, 8,880 foot (2,700 meter) drilling program at Reward, both in-filling and stepping out on known mineralization. A majority of drill holes encountered ore-grade intercepts over potentially minable intervals. Several of the holes had both thicknesses and grades significantly better than the deposit’s prior average and expanded the gold zones to the east and southeast. Mineralization in this portion of the deposit is hosted by one or more gentle easterly dipping receptive host-beds within the Proterozoic-Cambrian, Woods-Canyon-Formation phyllitic siltstones. The mineralized Woods Canyon has a thickness of up to 400 feet with 250 feet to 300 feet of the unit mineralized. Gold mineralization is associated with minor white bull quartz veining and fracture-controlled and disseminated iron oxides after pyrite. These drilling results have been incorporated into the estimated reserve and resources presented later in this report. These encouraging results also justify an additional drilling program at Reward, now planned later in 2012.

Reward has received the permits required to initiate development and operating activities. During 2009, work was completed on an Environmental Assessment for Reward. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed in 2013 prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Reward additions to capital and development during First Quarter 2012 were minimal. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011. An engineering firm has been retained to complete final construction design engineering for the project. This study is expected to be completed by year end 2012. A letter of intent has been issued to Caterpillar for the purchase of a mobile mining equipment fleet for Reward. This fleet, due to long lead-times, will be delivered in 2013, when Atna plans to commence final construction. A nine month construction period is anticipated, with gold production commencing three months after construction is completed. The final construction decision will be made as funding becomes available.

Reserves and resources presented later in this report reflect the results of drilling activity in 2011 and represent a significant increase over levels reported prior to year-end 2011. The Reward operation is expected to produce approximately 212,600 ounces of gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 2.1:1. Future capital expenditures required to develop Reward are currently estimated to be $32 million for crushing and process plants, facilities and infrastructure, mining fleet, capitalized stripping and funding of surety bonds. A new Technical Report is currently being prepared based on the increased mineral reserves, which will result in an increased project scope. As a result of the increased scope, this estimate of future capital expenditures is likely to increase.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at the Columbia project (“Columbia”), which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Total acreage is 1,776 acres. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR’s that range from zero percent to 6 percent.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

The Company engaged Gustavson Associates LLC, an independent engineering firm with Qualified Persons (as defined in NI 43-101), to complete the NI 43-101 “Technical Report and Preliminary Economic Assessment on the Columbia Project” (“PEA”) dated June 2010. Results of this study demonstrate that the project may have favorable economic development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work, however, justifies moving ahead with a feasibility level study to further define the economics of the project and to determine whether to commence the permitting process.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The PEA contemplates a conventional open-pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. Projected average annual production is approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine year mine life. The initial design seeks to minimize environmental impact by incorporating dry tailings to be placed as pit backfill versus a conventional wet tailings dam.

The PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

Columbia is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high-grade quartz veins that are localized near the margins of the shear zone, as well as in lower grade shattered zones between the high-grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

While the State of Montana does not currently permit the use of cyanide gold recovery with open pit mining, other forms of processing such as gravity separation and floatation are allowed. A second round of metallurgical test work was completed in February 2012. This work was focused on characterizing grades and recoveries utilizing conventional gravity and flotation methods. Both rougher and cleaner flotation circuits were utilized. Reverse circulation reject samples were composited to create oxide mineral samples for testing. The test work indicated that up to 65 percent of the gold and 20 percent of silver was recovered as a gravity concentrate. Simple flotation on the tail product recovered an additional 28 percent of the gold and 45 percent of the silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces of gold and 125 ounces of silver per ton of concentrate. Overall recovery for gravity and flotation was approximately 88 percent for gold and 50 percent for silver. Cyanide leach tests on floatation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent indicating a high level of oxidation.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Periodic water sampling analysis is also being conducted for baseline quality analysis. Additional studies were completed to assess whether any fatal flaws existed to prohibit the project from being permitted and no significant flaws were determined. A community stakeholder analysis has also been completed. These studies are all focused on providing support for the feasibility study and in anticipation of beginning permit applications in 2012. Metallurgical test-work, drilling, and mine planning are planned for the project in 2012.

Columbia is not currently permitted for development. Management’s goal in 2012 is to complete enough of the feasibility study and a “Mine Plan of Operations” in order to initiate the formal, multi-year permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Briggs’ Cecil R Satellite Property, California

The Cecil R gold property (“Cecil R”) is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010. The NI 43-101 resource estimate is based on over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit that hosts the Briggs deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

No new work is planned at Cecil R in 2012. Future work plans include additional drilling to determine the extent of the mineralization, metallurgical characterization studies, and geotechnical slope determination studies to support possible mine designs.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada, and consists of 365 unpatented lode claims covering approximately 2,000 acres. Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a 3 percent NSR. The Company optioned the property to Yamana Gold (“Yamana”) in November 2006. In February 2012, Yamana advised Atna of its intent to terminate its earn-in agreement on Clover. The Company will consider alternatives to continue exploration at this property.

In 2009 and 2010 Yamana worked on completing permitting activities required by the Bureau of Land Management and completed a nine-hole drilling program (9,165.5 feet/2,793.5 meters) in 2011. Yamana’s 2011 drilling failed to extend the gold mineralization encountered in previous drilling. Yamana interpreted a change in the strike and host lithology of the targeted structure as the cause of the tightening of the vein. Yamana drilled 26 holes totaling 23,905 feet (7,286 meters) during its option period.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district and Newmont Mining’s Ken Snyder Mine.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Tuscarora and Adelaide Properties, Nevada

Adelaide is located about 30 miles south of Winnemucca, Nevada and is accessed by state highway 294 to improved dirt road for two miles. Tuscarora located about 48 miles south of Elko Nevada via state highway 225 to highway 226. The properties are operated by Golden Predator Corp. ("GPD") who completed the earn-in provisions of the option agreement at the end of 2011. Atna retains an NSR of up to 1.5 percent but not less than 0.5 percent on both the Adelaide and Tuscarora gold prospects in Nevada. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company and Uranium One entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012, to increase its interest in the project from 30 percent to 51 percent. If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures. The Company has no expenditure obligations while Uranium One spends the funds to increase its interest in the Sand Creek JV.

In late 2011, Uranium One completed a total of 32 holes with 13 (41 percent) encountering grade-thickness values (GT’s) of greater than 0.25 foot-percent U3O8. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. Uranium One is working to update its mapping of the uranium trend and associated resources by integrating the new drilling. As of year-end 2011, Uranium One had met 60 percent of its earn-in commitment and had increased their equity position in the joint venture to 38 percent. Atna does not control the timing of future drilling operations under the terms of the Supplemental Agreement.

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands occur in thirteen counties in western Montana. The Company is in the process of subdividing this package for exploration joint venture or sale.

In February 2011, CR Montana Corporation, an Atna subsidiary, signed a Purchase Agreement with the Montana Department of Fish, Wildlife and Parks to sell 29,488 acres of mineral rights in the Fish Creek State Park area for a price of $0.15 million. The Purchase Agreement has been amended to extend the closing to June 3, 2012.

Canadian Properties, Yukon and British Columbia

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM) (“Canarc”). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period and granting the Company a 2 percent NSR. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

In July 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1,375,000 over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a two percent NSR position that will be allocated to their respective accounts.

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the next four years and a NSR of between 0.5 percent and 1 percent, depending on underlying royalty structures.

The White Bull polymetallic prospect is located in the Cassiar Mountains of British Columbia in the Laird Mining Division. Atna will receive $0.1 million in payments over the four years following the agreement and a 1 percent NSR.

Reclamation Property

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation ("CRK"), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces.

Kendall operated under permits issued by Montana Department of Environmental Quality ("MDEQ") and other regulatory agencies. In February 2002, the MDEQ issued a decision that a comprehensive Environmental Impact Study ("EIS") was required to consider approval of final closure at Kendall. The MDEQ never completed this EIS. In 2006, CRK was given approval to commence leach pad capping operations and a bentonite enhanced basal layer was placed on all leach pads. Contouring and placement of top soil on all disturbed areas at Kendall, with the exception of the leach pad areas, was substantially completed by the end of 2008. In 2011, CRK received permission from MDEQ to place the final topsoil cover on the leach pads, and this work is anticipated to be completed during the 2012 field season. Since mine closure in 1996, approximately $13.6 million has been expended on closure and reclamation activities at Kendall.

In April 2012, CRK entered into an Agreement with MDEQ, whereby Atna will provide financial support to complete the final EIS closure study. As part of this Agreement, CRK will submit an application to the MDEQ within 90 days of signing to amend its Operating Permit and to provide a final closure and reclamation plan for the Kendall mine site. The final closure plan is substantially complete and ready for submission. MDEQ shall perform a completeness review of this plan supported by a closure EIS. A third party contractor will be retained to conduct the closure EIS and the project will be managed by the MDEQ in consultation with CRK. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. All outstanding administrative contests between CRK and the MDEQ are to be dismissed as a result of this Agreement.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. The Company expects to utilize a portion of these funds to deposit $0.2 million with the MDEQ in 2012 as a special purpose bond in connection with the final leach pad capping project. Once a final Record of Decision on the final closure plan has been issued by the MDEQ, as part of the Agreement, CRK will create a trust fund to provide for any future construction and operation, maintenance and replacement of water treatment and closure facilities. Funds remaining in the current funds on deposit with the MDEQ will be utilized in funding this trust.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. Reserve figures for Pinson have not been determined as of the date of this report and are expected to be released separately in the second quarter of 2012. All other reserve and resource figures are considered current based on reports dated as indicated in the footnotes to the tables below.

The scientific and technical information contained in this report has been reviewed and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's Vice President Exploration, and a "qualified person" as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classified as inferred.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

Gold Mineral Reserves - Proven and Probable at December 31, 2011 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	6,296	0.020	128,788
Probable	5,942	0.020	118,141

Briggs reserves	12,238	0.020	246,929
Reward (2) - 100% Atna
Proven	3,673	0.025	90,636
Probable	8,183	0.021	175,174
Reward reserves	11,856	0.022	265,810
Total reserves	24,094	0.021	512,739

1.	Briggs mineral reserve summary is current as of March 16, 2012, and is based on a 0.007 opt incremental leach cut-off grade calculated using $1,300 per ounce gold.
2.	Reward mineral reserve is current as of March 20, 2012, using a >$0.01 net incremental value using $1,300 per ounce gold.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

3.	Briggs reserves are current as of December 31, 2011, and have been reconciled for mine production.

Gold Mineral Resources - Measured, Indicated and Inferred at December 31, 2011 (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	13,306	0.021	278,000
Reward - 100% (2)	4,692	0.023	106,400
Pinson - Underground 100% (3,4)	1,619	0.355	575,000
Pinson - Open pit 100% (3,4)	21,158	0.035	732,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	47,003	0.042	1,966,600

Indicated
Briggs - 100% (1)	20,293	0.019	383,700
Reward - 100% (2)	13,363	0.019	256,200
Pinson - Underground 100% (3,4)	1,301	0.383	498,000
Pinson Open pit 100% (3,4)	4,307	0.058	249,600
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	52,940	0.036	1,927,500

Measured & indicated
Briggs - 100% (1)	33,598	0.020	661,700
Reward - 100% (2)	18,055	0.020	362,600
Pinson - Underground 100% (3,4)	2,920	0.368	1,073,000
Pinson - Open pit 100% (3,4)	25,466	0.039	981,700
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	99,943	0.039	3,894,200

Inferred
Briggs - 100% (1)	12,940	0.018	228,600
Reward - 100% (2)	4,757	0.014	65,600
Pinson - Underground 100% (3,4)	2,236	0.378	845,900
Pinson - Open pit 100% (3,4)	824	0.034	28,300
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	36,606	0.047	1,721,400

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Silver Mineral Resources - Measured, Indicated and Inferred at December 31, 2011

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009; Briggs Resource, January 2012, 0.006 oz/ton cut-off
2.	NI 43-101 Technical Report Reward Gold Project, March 2008; Reward Resource, February 2012, 0.006 oz/ton cut-off
3.	Equity Interest Basis; 0.20 oz/ton cut-off grade underground; 0.010 oz/ton cut-off Open Pit.
4.	NI 43-101 Technical Report, Pinson Gold Property, March 2012
5.	NI 43-101 Technical Report Columbia Gold Property, June 2010.
6.	NI 43-101 Technical Report Cecil R Gold Property, March 2010
7.	Resource estimates for Briggs and Reward include proven and probable reserves

Summary of Quarterly Results

Following is selected quarterly information for the eight most recent quarters.

Results for Quarter ended	Mar-12	Dec-11	Sep-11	Jun-11
Total revenues	$15,872,400	$14,194,900	$16,597,400	$11,753,400
Net income after income tax for the quarter	$1,860,400	$11,616,000	$2,471,400	$1,145,200
Basic income per share	$0.02	$0.10	$0.02	$0.01

Results for Quarter ended	Mar-11	Dec-10	Sep-10	Jun-10
Total revenues	$9,209,700	$10,380,900	$7,484,300	$6,655,000
Net income (loss) after income tax for the quarter	$(148,200)	$363,700	$(1,914,600)	$(2,751,500)
Basic gain (loss) per share	$-	$-	$(0.02)	$(0.03)

Quarterly results varied significantly depending on the price of gold; labor, diesel, chemical, and maintenance costs; stripping ratios; the operating levels at Briggs; realized and unrealized gains and losses on derivatives, gains or losses on the sale of investments and disposals of properties, gains or losses on foreign exchange, and other factors. The Company’s financial results are not significantly impacted by seasonality. Production statistics, inclusive of grades and recovery; cash flows, and future expectations are presented above under “Briggs Mine, California” for the Company’s operating property.

Results of Operations – Quarter Ended March 31, 2012 versus Quarter Ended March 31, 2011

Atna generated net income of $1.9 million, $0.02 per basic share, for the First Quarter 2012. These quarterly results compare to a net loss of ($0.1) million, $0.00 per basic share, for the First Quarter 2011. Significant elements of the $2.0 million favorable variance in net income between the two quarters are presented below.

•	Gold revenues increased $6.7 million, or 72 percent, in the First Quarter 2012 compared to the First Quarter 2011 with the volume sold increasing from 6,550 ounces to 9,367 ounces, a 43 percent increase, and the average price realized increasing from $1,398 to $1,683, a 20 percent increase.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

•	Cost of sales, excluding depreciation, increased $2.6 million, or 43 percent, in the First Quarter 2012 compared to the First Quarter 2011. Sales volumes also increased 43 percent reflecting relatively consistent costs per unit. Productivity gains more than offset increases in diesel fuel costs, severances, and a 12-day crusher outage. Diesel costs were lower than they otherwise would have been due to benefits derived from purchase contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below then current market prices.
•	Depreciation within cost of sales increased $0.8 million, or 60 percent, in the First Quarter 2012 compared to the First Quarter 2011 reflecting that the units-of-production increased approximately 40 percent and reflecting an increased capital base.
•	General and administrative expenses increased $0.1 million, or 9 percent, to $1.1 million for the First Quarter 2012 due to slightly higher levels of staff and support.
•	Interest expense decreased $0.2 million, or 27 percent, to $0.5 million for the First Quarter 2012 principally as the result of the retirement of debentures in First Quarter 2011.
•	The realized and unrealized losses on derivatives increased $0.3 million, from a loss of $0.3 million in the First Quarter 2011 to a loss of $0.6 million in the First Quarter 2012, due to the influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds.
•	A tax provision of $1.0 million was recognized in First Quarter 2012 while no tax expense pertained to First Quarter 2011. The First Quarter 2012 tax provision primarily represents a decrease in future tax benefits, i.e. the deferred tax asset, and less than $0.1 million of the tax expense represents taxes payable.

As of March 31, 2012, cash and cash equivalents were $12.3 million, an increase of $2.4 million since December 31, 2011. The significant elements underlying the net increase in cash in the First Quarter 2012 are presented below.

•	$3.9 million was provided by operations in First Quarter 2012, net of a $1.5 million increase in working capital, compared to $0.8 million in First Quarter 2011, net of a $1.0 million increase in working capital.
•	$2.8 million was used to acquire capital equipment and for mine development at Pinson and Briggs in First Quarter 2012 compared to $1.8 million used at Briggs in the First Quarter 2011.
•	$2.2 million was provided in First Quarter 2012 through the exercise of outstanding warrants, reflecting the Company’s increased stock price, while no warrants were exercised in the First Quarter 2011.
•	$1.3 million was used for the repayment, in part or in whole, of notes, 2009 Gold Bonds, and capital leases in First Quarter 2012 compared to $2.3 million used for debt repayments in First Quarter 2011.
•	$0.5 million was used for capitalized interest related to the development of Pinson in First Quarter 2012.
•	In First Quarter 2012, $0.4 million was provided through sale of investments available for sale while proceeds from the sale of investments in First Quarter 2011 contributed $0.1 million.
•	In First Quarter 2012, $0.4 million was provided by decreasing reclamation-bond security deposits in turn related to decreased collateral requirements by a newly selected surety.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

A comparative schedule of revenues follows for the last two quarters and the comparable quarter in the prior year.

	First	Fourth	First
Revenue Statistics	Quarter 2012	Quarter 2011	Quarter 2011
Revenues, inclusive of incidental silver	$15,872,400	$14,194,900	$9,209,700
Percent change from previous quarter	12%	-14%	-11%
Percent change from prior period	72%	37%	51%

Gold ounces sold	9,400	8,400	6,600
Percent change from previous quarter	12%	-13%	-15%
Percent change from prior period	42%	8%	20%

Average gold price per ounce	$1,683	$1,675	$1,398
Percent change from previous quarter	0%	-1%	6%
Percent change from prior period	20%	26%	26%

Gold ounces sold in First Quarter 2012 increased by 1,000 ounces, or 12 percent, compared to Fourth Quarter 2011 as a result of increased production at Briggs. An added shift in the crusher plant, capital improvements, and increased in-process inventory in 2011 contributed to the increased production in First Quarter 2012; such increases being partially offset by a 12-day unplanned outage in the crusher plant. In-process recoverable inventories further increased 1,010 ounces in First Quarter 2012. The average ore grade mined in the First Quarter 2012 increased to 0.018 ounces per ton from 0.017 in Fourth Quarter 2011.

Contractual Obligations

The Company’s material contractual obligations as of March 31, 2012, were:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$29,249,000	$7,177,700	$22,071,300	$-	$-
Capital lease obligations	2,463,500	774,700	1,688,800	-	-
Operating lease obligations	515,600	135,400	365,300	14,900	-
Asset retirement obligations	8,255,700	1,289,300	1,821,800	2,789,700	2,354,900

Total	$40,483,800	$9,377,100	$25,947,200	$2,804,600	$2,354,900

Off-Balance Sheet Arrangements

The Company had no outstanding off-balance sheet arrangements.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of cash flow from the Briggs and Pinson operations, existing cash, and selling short-term investments. Supplemental financing, if required, may be generated from an equity issue, equipment financing, new or extended lines of credit, or asset sales. As of March 31, 2012, the Company had net working capital (current assets less current liabilities) of $16.0 million. As of March 31, 2012, the Company had recoverable gold inventory of approximately 16,500 ounces which had a cost or recorded value of $15.5 million and a gross market value of approximately $27.4 million based on the quarter-end gold price of $1,663 per ounce.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In December 2010, the Company closed a $9.2 million equity offering. In August 2011, the Company arranged a C$20 million line of credit with Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition of the remaining 70 percent interest of Pinson. In September 2011, the Company acquired the remaining 70 percent of Pinson for 15 million shares of common stock, $15 million in cash, and other consideration. In February of 2012, the term of the C$20 million credit facility with Sprott was extended into 2013. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“options”) and stock warrants (“warrants”) may be a potential additional source of funds in 2012.

The principal requirement within the next 12 months is expected to be funding development of the Pinson underground mine at a cost of $18 to $22 million. This range of costs is likely to increase when a new Technical Report is completed. The requirement to repay the Sprott loan in 2012 has been deferred by an agreement signed February 2012 that extends the term of the loan into 2013. Funding requirements could be significantly affected by the future price of gold, any unforeseen prolonged production disruptions at Briggs, the working capital and mine development expenditures at Pinson prior to attainment of production, and other events. In First Quarter 2012, the Company approved, pending availability of funds, commencing a drilling program and further infrastructure development at Reward and feasibility studies for the open-pit mine-area at Pinson and at Columbia, each of the three involving roughly a $2 million expenditure in 2012. Atna is considering additional sources of financing to address any potential contingent risk of having inadequate capital to complete the Pinson underground development in 2012, possibly to accelerate the development of Reward, and to ensure funding for the aforementioned projects.

Gold sales by Briggs in 2012 are expected to range from 40,000 to 47,000 ounces. Briggs cash cost of production per ounce in 2011 was $922 whereas Briggs cash cost per ounce is expected to average between $825 and $875 in 2012 as benefits from the increased production schedule, higher targeted plant availability and productivity gains from increased operator experience are realized.

While highly dependent on the development schedule, Atna expects to produce 8,000 to 12,000 ounces of gold from the new underground operations at Pinson in 2012. The cash cost per ounce during development and ramp-up will be relatively high and not indicative of ongoing costs.

The only existing gold hedge as of March 31, 2012 is a forward gold sales contract embedded in the 2009 Gold Bonds. The 2009 Gold Bonds are serviced through quarterly payments essentially equal to the market value of 814 ounces of gold, plus 10 percent interest on the declining principal balance. This gold sales commitment represents less than seven percent of the expected gold production from Briggs through the bond’s term.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Financing Transactions

A roll-forward of the Company’s common shares outstanding during First Quarter 2012 follows.

First Quarter 2012	Number of
Shares
Balance, beginning of the period	117,374,643
Sprott credit agreement	618,556
Exercise of warrants	3,139,687
Exercise of options	437,454

Balance, end of the period	121,570,340

Equity Issuance: During First Quarter 2012, the Company issued: 3.1 million shares related to the exercise of outstanding warrants at C$.70 per share, 0.4 million shares related to the exercise of vested options, and 0.6 million shares for fees related to the extension of the credit line with Sprott at a deemed price of $0.97 per share.

Debt Issuance: In February of 2012, Atna and Sprott agreed to extend the existing C$20 million credit facility. Repayments of principal are due as follows: C$2.5 million on February 28, 2013, C$2.5 million on May 31, 2013, and C$15 million on August 31, 2013. Interest on unpaid principal balances continues to accrue at an annual rate of 9 percent compounded monthly and payable quarterly. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against the loan. The loan origination costs, including those for the extension, were capitalized and will be amortized over the minimum contractual life of the loan facility. The amortized loan fees are expected to be recapitalized as mine development costs.

Notes Payable: In September 2010, the Company extended C$1.3 million of convertible debentures for one year. On March 1, 2011, the Company repaid $0.8 million in debentures due on that date. On March 10, 2011, the Company prepaid C$1.3 million of 12 percent debentures of which C$1.0 million was converted into 2.0 million shares of common stock.

2009 Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “2009 Gold Bonds”). The 2009 Gold Bonds will mature on December 31, 2013 and have an annual interest rate of 10 percent. The 2009 Gold Bonds are redeemed in quarterly installments each equivalent to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter. The 2009 Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as for equipment financing.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the 2009 Gold Bond principal and is the result of the 2009 Gold Bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113; the spot price of gold at the time the bonds were issued The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Financial metrics related to the 2009 Gold Bonds follow.

	As of March 31,	As of December
	2012	31, 2011

Current gold bond derivative liaibility	$1,728,900	$1,459,000
Long-term gold bond derivative liability	2,640,600	1,386,100
Total gold bond derivative liability	$4,369,500	$2,845,100

Current gold bond liaibility	$3,338,500	$3,286,400
Long-term gold bond liability	2,640,600	3,494,800
Total gold bond liability	$5,979,100	$6,781,200

	First Quarter 2012	First Quarter 2011

Realized loss on gold bond derivatives	$(446,600)	$(250,000)
Unrealized loss on gold bond derivatives	$(116,100)	$(32,800)
Interest on gold bond liabilities	$(181,300)	$(271,900)
Bond discount amortized as interest expense	$(104,200)	$(156,300)

Investing Transactions

Asset Sales: During the first quarters of 2012 and 2011, the Company received $0.4 million and $0.1 million, respectively, in cash for investments sold. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

Capital Expenditures: Cash expended for purchases and development of property and equipment in First Quarter 2012 was $2.8 million. These capital expenditures were principally for development of the underground mine at Pinson and crusher improvements at Briggs. Additionally, capitalized interest of $0.5 million related directly to the financing and development of Pinson.

The principal capital expenditure budgeted for 2012 is the underground mine development at Pinson. Approximately $20 million has been budgeted principally for a secondary access, primary and secondary mine development, ventilation, and other direct mine development. This budget is likely to be modified based on the results of the Technical Report. An underground mining contractor has been mobilized to the Pinson site and work is continuing on the secondary access. The mining contractor engaged is providing most of their own mining equipment, reducing Atna’s investment. The Company does not anticipate having to invest in processing equipment as the Company has entered into agreements to either sell or process ore at third party facilities. Atna has a non-exclusive Ore Milling and Gold Purchase Agreement to process, at its option, Pinson sulfide ores at Barrick's Goldstrike processing facilities. Atna has negotiated an agreement to process oxide ore bulk samples at the nearby Twin Creeks metallurgical facilities owned by Newmont. Net collateral anticipated to be required for the placement of reclamation bonds is included in the budgeted cash requirement.

Sustaining capital expenditures for Briggs are anticipated to be between $2.5 million and $3.0 million for 2012. Capital expenditures at Reward for development drilling and power-related infrastructure development are now planned for later in 2012 as funding permits; costing $2.0 million to $2.5 million. Development drilling and a feasibility study at Columbia is now planned in 2012 as funding permits; costing approximately $2.0 million. Development drilling and a feasibility study in the area of the potential Pinson open-pit mine is now planned in 2012 as funding permits; costing approximately $2.0 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

The capital expenditures stated above are approved for expenditure by the Company on a case by case basis and may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of March 31, 2012. Based on the Company’s current stock price, the Company expects that the exercise of stock warrants may continue to be a potential additional source of funds in 2012.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

December 2, 2012	0.7	C$0.70	5,346,224

Surety Bonds

All bonds outlined below are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.9 million.

The total bonding requirement for Reward is $5.9 million of which $5.0 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson is estimated to be $1.9 million. A $0.6 million bond has been posted and the remaining $1.3 million will be required by year end 2012. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

The Company has on deposit with the Montana Department of Environmental Quality (“MDEQ”) $2.3 million in an interest bearing account for reclamation at the Kendall Mine. The Company expects to re-characterize $0.2 million of this deposit as a special purpose bond in connection with the late-2011 approval of the final leach pad capping plan. The Company expects to spend approximately $0.6 million in 2012 to complete the capping. See “Kendall, Montana” above.

Related Party Transactions

During 2012 and 2011, the Company had no related party transactions.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			March 31 , 2012		December 31, 2011
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets :
Cash and cash equivalents	Available -for- sale	n/a	12,328,500	12,328,500	9,963,100	9,963,100
Restricted cash	Loans and receivable	1	4,945,800	4,945,800	5,743,800	5,743,800
Investments	Available -for- sale	1	532,700	532,700	323,900	323,900
Total financial assets			17,807,000	17,807,000	16,030,800	16,030,800
Financial liabilities :
Accounts payable and accrued liabilities	At amortized cost	n/a	4,118,500	4,118,500	4,411,100	4,411,100
Derivative liabilities	Held-for- trading	2	2,961,200	2,961,200	2,845,100	2,845,100
Notes payable	At amortized cost	2	21,879,200	21,879,200	21,479,100	21,479,100
Gold bonds, net of discount	At amortized cost	2	5,979,100	5,979,100	6,781,200	6,781,200
Finance leases	At amortized cost	n/a	2,463,500	2,463,500	2,477,300	2,477,300
Total financial liabilities			37,401,500	37,401,500	37,993,800	37,993,800

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	March 31 , 2012			December 31 , 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	-	-	6,019,400	-	-	6,047,600

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Derivatives

As of March 31, 2012, the Company had the following derivatives outstanding.

	US$	Ounces			US$
Derivative Contracts	Strike Price	2012	2013	Total	Fair Value
Embedded 2009 Gold Bond Forwards	$1,113	2,443	3,257	5,700	$2,961,200

As of March 31, 2012, the Company’s only outstanding derivatives are the forward sales embedded in the 2009 Gold Bonds. Please see “2009 Gold Bonds Payable” above for a further description of the 2009 Gold Bonds and for relevant financial metrics.

Risk management

The Company is normally exposed to a number of market risks. The Company has a risk management program that involves senior management and when appropriate, the Board of Directors of the Company (the “Board”). Management applies policies approved by the Board to identify and manage market risks affecting the Company. As a result, the Company may use various financial instruments to manage these risks.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value. For First Quarter 2011, if the price of gold averaged 10 percent higher or lower, we would have recorded an increase or decrease in revenue of approximately $1.6 million, respectively.

Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases could be structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

If the gold price increases or decreases by 10 percent, our 2009 Gold Bond derivative liability existing as of March 31, 2012, would increase or decrease by $1.0 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Foreign exchange risk: A credit facility of C$20 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$20 million credit facility would increase or decrease by approximately $2.0 million, respectively.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Concentration of credit risk: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company’s sales of gold expose the Company to the credit risk of nonpayment by the buyer. The Company sells all of its gold to one or two customers, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial credit risks.

The Company maintains cash accounts and collateral for surety bonds with several financial institutions. The balances in U.S. institutions in interest bearing accounts may exceed the $250,000 limit insured by the Federal Deposit Insurance Corporation and balances in Canadian institutions may exceed the C$100,000 limit insured by the Canada Deposit Insurance Corporation.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. The Company believes that its liquidity requirements, including investments in mine development and servicing existing debt, can be funded through a combination of existing cash, cash flow from the Briggs operation, asset sales, new or extended lines of credit, or an equity issuance.

Regulatory risk: Changes in the regulatory environment in the US may affect the recoverability of mineral reserves, the costs of operating, the costs of reclamation, and other factors having a material impact upon the business. The Company works diligently and in good faith to meet or exceed all applicable permitting requirements, reclamation obligations, and other regulations, but is subject to the regulatory changes.

Stock Options

The following table summarizes the stock options outstanding and exercisable as of March 31, 2012.

Exercise Price		Options Outstanding			Options Exercisable
			Weighted			Weighted
			Average	Weighted		Average	Weighted
			Remaining	Average		Remaining	Average
			Contractual	Exercise		Contractual	Exercise
Low	High	Quantity	Life	Price	Quantity	Life	Price
$0.40	$0.50	1,392,500	1.7	$0.45	1,392,500	1.7	$0.45
0.51	0.56	150,000	4.0	0.56	50,000	4.0	0.56
0.57	0.70	3,435,334	3.2	0.63	2,833,000	3.1	0.63
0.71	0.85	690,000	3.8	0.72	423,333	3.5	0.72
0.86	1.18	2,501,667	3.8	0.90	854,168	3.8	0.91

$0.40	$1.18	8,169,501	3.2	$0.69	5,553,001	2.9	$0.64

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of five directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the International Financial Standards Board (“IASB”) issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine – In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine on the Company’s opening IFRS balance sheet date of January 1, 2010.

Critical Accounting Estimates

Amounts included in or affecting the Company’s financial statements and related disclosures must be estimated. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by uncertainties. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; calculation of gold inventory; recoverability and timing of gold production from the heap-leach process; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and future tax liabilities.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial outlook of the Company, and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements included or incorporated by reference into this document include statements with respect to, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, cash costs, internal rates of return, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current market and operational conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. For a more detailed discussion of such risks and other factors, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as the Company’s other filings with Canadian Securities Administrators and the SEC. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on such forward-looking statements due to the inherent uncertainty. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities laws.

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the First Quarter 2012

The Company operates in the U.S. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), U.S. Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), U.S. Forest Service (“USFS”) U.S. Department of Alcohol Tobacco and Firearms (“BATF”), U.S. Department of Homeland Security, U.S. Environmental Protection Agency (“EPA”), U.S. Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), the Inyo County California, Nye County Nevada, and Humboldt County Nevada. U.S. legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2011, which can be found on SEDAR at www.sedar.com.

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